FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 23, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) Nr. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 14, 2020

Date, Time and Place: The meeting was held on July 14, 2020, at 9:30 a.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the City of São Paulo, State of São Paulo.

Call Notice and Attendance: All members of the Board of Directors were properly convened, pursuant to Section 20, Paragraph 1, of the Company’s Bylaws, and, therefore, the meeting was duly started with the attendance of the Board Members that sign these minutes. The attendance of the Board Members via call conference and video conference, respectively, is authorized, as permitted by Section 20, head paragraph, of the Bylaws.

Presiding Board: Chairman: Eduardo S. Elsztain; and Secretary: André Guillaumon.

Agenda: To examine, debate and resolve on: (i) the approval of the Annual Budget of the Company and Agropecuaria Morotí S.A. for 20/21 corporate year; (ii) the approval of the Risk Committee's proposal for hedging (soybean/CBOT and USD) of the total receivables from the Company farm sales due in 2022, in the amount of approximately nine million and seven hundred thousand US Dollars (USD 9.7); and (iii) the ratification of the extinction of the company Agrifirma Delaware LLC for the purposes of section 21, item XXVI, of the Company's Bylaws;

Resolutions: Beginning the meeting, the Board members examined and discussed the items on the agenda and unanimously approved, without any reservations or restrictions, the following:

1.	To approve the Annual Budget of the Company and of Agropecuaria Morotí S.A. for the corporate year of 20/21 (“Budget 20/21”), with the exception that, due to great uncertainty reg. the final price of total recoverable sugars obtained per ton of sugarcane (known as ATR in Portuguese) for the 20/21 harvest caused by the impacts of the pandemic on the ethanol market, the budgeted price for sugar cane/ATR will be reevaluated in February 2021. That being said, the 20/21 Budget approved by means of this meeting was initialed by the Secretary and will be filed at the Company's headquarters, thus authorizing the Executive Board to perform any and all acts and/or to sign any and all contracts necessary for the execution of said 20/21 Budget;

2.	To approve the Risk Committee's proposal for hedging (soybean/CBOT and USD) of the total receivables from the Company's farm sales due in 2022, in the amount of approximately nine million and seven hundred thousand US Dollars, representing approximately thirty percent (30%) of the total receivables from the sales of the Company's farms falling due between the years 2022 to 2026;

3.	To ratify the extinction of the company Agrifirma Delaware LLC for the purposes of section 21, item XXVI, of the Company's Bylaws, considering that the financing with Metlife for which said company was incorporated was fully paid off at the beginning of the year, there being no more reasons for the maintenance of such a company.

Closing: There being no further matters to discuss, the minutes were drafted, approved and signed by all members of the Board of Directors attending the meeting, and also by the Chairman and Secretary of the Presiding Board.

Signatures: Chairman of the Presiding Board: Eduardo S. Elsztain. Secretary: André Guillaumon. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain; Alejandro Gustavo Casaretto; Saúl Zang; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho, Bruno Magalhães and Camilo Marcantonio.

I certify that the above is a translation of the summarized resolutions of the minutes drawn up in the Book of Minutes of the Meetings of the Board of Directors.

São Paulo, July 14, 2020.

André Guillaumon
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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